UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. N/A )*

EQUITY BANCSHARES INC.

(Name of Issuer)

Class A common stock

(Title of Class of Securities)

29460X109

(CUSIP Number)

Lawrence S. Block,  Resource Financial Institutions Group, LLC  712 5th Avenue, 12th Floor  New York,  New York  10019  Phone : (212) 705-5090

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Resource Financial Institutions Group, LLC 20-2593874

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
455,000(**)

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
455,000 (**)

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
455,000(**)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5 (***)%

14	TYPE OF REPORTING PERSON
HC

(**) Consists of shares of Class A common stock of Equity Bancshares, Inc. (the "Issuer") held by Compass Island Investment Opportunities Fund A, LP and Compass Island Investment Opportunities Fund C, LP (collectively, the “Funds”), for which Resource Financial Institutions Group, LLC ("RFIG”) is the general partner. Any and all discretionary authority which has been delegated by the Funds to RFIG may be revoked in whole or in part at any time. By reason of the provisions of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, RFIG may be deemed to beneficially own the shares of the Issuer owned by the Funds. RFIG and the Funds are each a “Reporting Person”.

(***)The Issuer had 7,326,410 shares of Class A common stock outstanding as of November 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, as filed with the Securities and Exchange Commission on November 14, 2016. As reported in the Issuer’s Form 8-K filed on November 15, 2016, the Issuer completed its merger with Community First Bancshares, Inc. (“CFB”) on November 10, 2016, and pursuant to the terms of the Agreement and Plan of Reorganization issued approximately 2.7 million additional shares of Class A common stock. Section 3.03 of the Agreement and Reorganization Plan, which can be found at Exhibit 2.1 of the Form 8-K filed by the Issuer on July 14, 2016, specifies that each of the 370,450 outstanding shares of CFB common stock were converted into 7.261 shares of Class A common stock of the Issuer which, in turn, diluted RFIG's aggregate beneficial ownership to 4.5%.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Compass Island Investment Opportunities Fund A, L.P. 27-1305070

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
130,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
130,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
130,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.3 (***)%

14	TYPE OF REPORTING PERSON
PN

(***) Equity Bancshares, Inc. (the "Issuer") had 7,326,410 shares of Class A common stock outstanding as of November 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, as filed with the Securities and Exchange Commission on November 14, 2016. As reported in the Issuer’s Form 8-K filed on November 15, 2016, the Issuer completed its merger with Community First Bancshares, Inc. ("CFB") on November 10, 2016, and pursuant to the terms of the Agreement and Plan of Reorganization issued approximately 2.7 million additional shares of Class A common stock. Section 3.03 of the Agreement and Reorganization Plan, which can be found at Exhibit 2.1 of the Form 8-K filed by the Issuer on July 14, 2016, specifies that each of the 370,450 outstanding shares of CFB common stock were converted into 7.261 shares of Class A common stock of the Issuer which, in turn, diluted RFIG's aggregate beneficial ownership to 4.5%.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Compass Island Investment Opportunities Fund C, L.P. 27-2883123

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
325,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
325,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
325,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2 (***)%

14	TYPE OF REPORTING PERSON
PN

(***) Equity Bancshares, Inc. (the "Issuer") had 7,326,410 shares of Class A common stock outstanding as of November 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, as filed with the Securities and Exchange Commission on November 14, 2016. As reported in the Issuer’s Form 8-K filed on November 15, 2016, the Issuer completed its merger with Community First Bancshares, Inc. ("CFB") on November 10, 2016, and pursuant to the terms of the Agreement and Plan of Reorganization issued approximately 2.7 million additional shares of Class A common stock. Section 3.03 of the Agreement and Reorganization Plan, which can be found at Exhibit 2.1 of the Form 8-K filed by the Issuer on July 14, 2016, specifies that each of the 370,450 outstanding shares of CFB common stock were converted into 7.261 shares of Class A common stock of the Issuer which, in turn, diluted RFIG's aggregate beneficial ownership to 4.5%.

Item 1.	Security and Issuer

Class A common stock of Equity Bancshares, Inc. 7701 East Kellogg Drive Suite 200 Wichita, KS 67207

Item 2.	Identity and Background

(a)
Resource Financial Institutions Group, LLC, in its capacity as general partner of Compass Island Investment Opportunities Fund A, L.P. and Compass Island Investment Opportunities Fund C, L.P. (collectively, the "Reporting Persons")

(b)
Resource Financial Institutions Group, LLC
712 Fifth Avenue, 12th Floor
New York, NY 10019

Compass Island Investment Opportunities Fund A, L.P.
c/o Resource Financial Institutions Group, LLC
712 Fifth Avenue, 12th Floor
New York, NY 10019

Compass Island Investment Opportunities Fund C, L.P.
c/o Resource Financial Institutions Group, LLC
712 Fifth Avenue, 12th Floor
New York, NY 10019

(c)	Registered investment adviser

(d)	None of the Reporting Persons, during the last five years, to the best of my knowledge and belief, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons, during the last five years, to the best of my knowledge and belief, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Resource Financial Institutions Group, LLC is a Delaware limited liability company.
Compass Island Investment Opportunities Fund A, L.P. is a Delaware limited partnership.
Compass Island Investment Opportunities Fund C, L.P. is a Delaware limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration

The funds used in connection with the purchase of the securities were funds raised for investment from institutional accredited investors by each of the reporting persons. None of the purchases were made using borrowed funds or other consideration.

Item 4.	Purpose of Transaction

Compass Island Investment Opportunities Fund A, L.P. and Compass Island Investment Opportunities Fund C, L.P., for which Resource Financial Institutions Group, LLC serves as general partner, acquired their respective positions on May 10, 2012 when the Issuer was a private company.

The Reporting Persons are holding the securities for investment purposes only and have not contemplated any additional plans or proposals regarding the issuer of the securities.

(a)	N/A

(b)	N/A

(c)	N/A

(d)	N/A

(e)	N/A

(f)	N/A

(g)	N/A

(h)	N/A

(i)	N/A

(j)	N/A

Item 5.	Interest in Securities of the Issuer

(a)
Resource Financial Institutions Group, LLC ("RFIG”) is the general partner of Compass Island Investment Opportunities Fund A, L.P. and Compass Island Investment Opportunities Fund C, L.P. (collectively, the “Funds”). By reason of the provisions of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, RFIG may be deemed to beneficially own the shares of Equity Bancshares, Inc. (the "Issuer") owned by the Funds. RFIG and Funds are each a “Reporting Person”.

The Issuer had 7,326,410 shares of Class A common stock outstanding as of November 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, as filed with the Securities and Exchange Commission on November 14, 2016. As reported in the Issuer’s Form 8-K filed on November 15, 2016,the Issuer completed its merger with Community First Bancshares, Inc. ("CFB")on November 10, 2016, and pursuant to the terms of the Agreement and Plan of Reorganization issued approximately 2.7 million additional shares of Class A common stock. Section 3.03 of the Agreement and Reorganization Plan, which can be found at Exhibit 2.1 of the Form 8-K filed by the Issuer on July 14, 2016, specifies that each of the 370,450 outstanding shares of CFB common stock were converted into 7.261 shares of Class A common stock of the Issuer which, in turn, diluted RFIG's aggregate beneficial ownership to 4.5%.

As of November 2017, the Reporting Persons, in the aggregate, own 455,000 shares of the Class A common stock of the Issuer, which represents 3.7% of the outstanding Class A common stock of the Issuer. Compass Island Investment Opportunities Fund A, L.P. owns 130,000 shares of the Class A common stock of the Issuer, which represents 1.00% of the outstanding shares of Class A common stock. Compass Island Investment Opportunities Fund C, L.P. owns 325,000 of the Class A common stock of the Issuer, which represents 2.7% of the outstanding shares of Class A common stock. The percentages noted here are based on 12,234,019 outstanding shares of the Class A common stock of the Issuer as of November 3, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, as filed with the Securities and Exchange Commission on November 9, 2017.

(b)
Resource Financial Institutions Group, LLC ("RFIG"), as general partner, has the sole power to vote and dispose of (i) 130,000 shares of Class A common stock of the Issuer on behalf of Compass Island Investment Opportunities Fund A, L.P., and (ii) 325,000 shares of Class A common stock of the Issuer on behalf of Compass Island Investment Opportunities Fund C, L.P. However, any and all discretionary authority which has been delegated to RFIG may be revoked by the Funds in whole or in part at any time.

(c)
Equity Bancshares, Inc. (the "Issuer") had 7,326,410 shares of Class A common stock outstanding as of November 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, as filed with the Securities and Exchange Commission on November 14, 2016. As reported in the Issuer’s Form 8-K filed on November 15, 2016, the Issuer completed its merger with Community First Bancshares, Inc.("CFB")on November 10, 2016, and pursuant to the terms of the Agreement and Plan of Reorganization issued approximately 2.7 million additional shares of Class A common stock. Section 3.03 of the Agreement and Reorganization Plan, which can be found at Exhibit 2.1 of the Form 8-K filed by the Issuer on July 14, 2016, specifies that each of the 370,450 outstanding shares of CFB of Class A common stock of the Issuer which, in turn, diluted RFIG's aggregate beneficial ownership to 4.5%.

As such, effective, November 10, 2016, the Reporting Persons, in aggregate, ceased to be the beneficial owner of more than 5% of the class of securities described herein.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)	N/A

(e)	November 10, 2016

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7.	Material to Be Filed as Exhibits

Please see Exhibits I and II to this filing.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Resource Financial Institutions Group, LLC

March 01, 2018	By:	/s/ Matthew Elsom
Vice President

Compass Island Investment Opportunities Fund A, L.P.

March 01, 2018	By:	/s/ Matthew Elsom
Vice President

Compass Island Investment Opportunities Fund C, L.P.

March 01, 2018	By:	/s/ Matthew Elsom
Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)